
SembCorp
Industries

Rule 12g3-2(b) File No. 825109

3 April 2003


03022332

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon (Ms)
Group Company Secretary

Enclosure

MASNET No. 26 OF 03.04.2003
Announcement No. 26

Rule 12g3-2(b) File No.852109

SEMBCORP INDUSTRIES LTD

SEMBCORP UTILITIES INVESTS IN A 605 MW POWER PLANT IN SHANGHAI- THE LARGEST GAS-FIRED COGENERATION PLANT IN CHINA

SembCorp Utilities (SembUtilities), the wholly-owned utilities subsidiary of SembCorp Industries has signed an agreement to establish joint venture company, Shanghai Caojing Cogeneration Company with Shanghai Electrical Power Company, Shanghai Shenergy Company and Shanghai Chemical Industrial Park Development Company to build, own and operate a 605 megawatt cogeneration plant in the Shanghai Chemical Industry Park (SCIP).

The total investment cost will be RMB 3,451 million (S$725 million) and the facility will be the largest combined cycle gas turbine (CCGT) cogeneration power plant in the People's Republic of China.

Under the joint venture agreement, SembUtilities will take a 30 per cent stake in Shanghai Caojing Cogeneration Company, while Shanghai Electrical Power Company, Shanghai Shenergy Company and Shanghai Chemical Industrial Park Development Company will own 36 per cent, 30 per cent and 4 per cent respectively.

Of the total project cost of RMB 3,451 million (S$725 million), 75 percent will be funded by RMB financing from the local banks in China, with the remaining 25 per cent by shareholders' equity.

The first gas-fired CCGT cogeneration plant in Shanghai, the plant will have an optimum capacity of 605 megawatts of electricity and 660 tonnes per hour of steam.

With commercial operations expected to start end-2005, the facility will sell electricity to the Shanghai Municipal Electric Power Company under an annually renewable Power Purchase Contract and process steam to foreign and local chemical companies within SCIP through long term steam supply contracts. The cogeneration plant will be operated and managed by the joint venture, with technical and management support from SembUtilities.

The Shanghai Caojing cogeneration plant has a similar configuration, and will be using the same GE 9FA++ gas turbines as SembCorp Cogen, SembUtilities' CCGT cogeneration plant on Jurong Island.

Tang Kin Fei, President and CEO of SembUtilities, said: "SembCorp Utilities' expertise in combined cycle gas turbine technology as well as our cogeneration track record in providing support to industrial clients in petrochemical hubs are important elements which we believe will contribute to the success of this project. This investment in China's largest cogeneration plant fits in perfectly with our strategy to strengthen our power and integrated utilities capabilities in countries such as China."

The legal establishment of the joint venture is now awaiting the approval of the Chinese authorities, which is expected to be obtained soon.

As operations are expected to start end-2005, this investment does not have a significant financial impact on SembCorp Industries for 2003.

Background on Shanghai Chemical Industrial Park

Shanghai Chemical Industry Park (SCIP) lies at the north coast of Hangzhou Bay with the total planning area of 29.4km2. SCIP is one of the industrial projects with the highest investment in China during the 10th Five-year Plan period. The aggregate capital investment for the Phase 1 program is estimated to be RMB 150 billion (S$31.5 billion). It is the first industrial zone specialised in the development of petrochemical and fine chemical businesses, and also one of the four industrial production bases in Shanghai.

At the present, BP, BASF, Bayer, Huntsman, Air Products, SUEZ, Vopak, AIR LIQUIDE, Praxair and other world-famous multinational petrochemical and utilities corporations have started up their projects in SCIP with an aggregate investment of over USD8 billion (S$14.1 billion). SCIP is set out to be one of the largest and the most integrated and advanced petrochemical hubs in Asia.

Background on SembCorp Utilities

SembCorp Utilities (SembUtilities), the utilities arm of engineering services group SembCorp Industries, is an established energy and integrated utilities player in Asia. With a global vision to provide innovative and quality solutions that create and add value, SembUtilities' core business areas are: Integrated Utilities (Centralised Utilities, Water and Chemical Feedstock), Energy (Power and Gas) and Offshore Engineering.

With the Shanghai Caojing Cogeneration project in hand, SembUtilities will have over 2200 megawatts of gross power generation capacity installed and in development, with facilities in Singapore, Australia, Vietnam and China. In Singapore, SembCorp Utilities owns a 815 megawatt combined cycle cogeneration power plant - the country's first independent power producer and largest cogeneration plant.

Released on April 3, 2003

For press and analyst enquiries, please contact:

Ng Lay San (Ms)

Manager

Group Corporate Relations

SembCorp Industries

Tel: (65) 6723 3150

Fax: (65) 6822 3240

Email: laysan@sembcorp.com.sg

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 03/04/2003 to the SGX